Filed by Reynolds American Inc.

Commission File No. 1-32258

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Lorillard, Inc.

Commission File No. 001- 34097

Form S-4 File No. 333-199443

Date: March 20, 2015

Explanatory Note: This Form 425 contains the joint letter from the Reynolds American Inc. (“RAI”) Chairman of the Board and the President and Chief Executive Officer in connection with RAI’s annual meeting of shareholders to be held on May 7, 2015. Mailing of this joint letter to RAI shareholders, along with (i) RAI’s definitive proxy statement and form of proxy, (ii) the notice & access card, and (iii) RAI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (which report was filed with the Securities and Exchange Commission on February 10, 2015), commenced on March 20, 2015.

March 2015

To our fellow shareholders:

It seemed most fitting that in the same year that Reynolds American celebrated a successful decade of transformation, we also announced exciting plans to acquire Lorillard, Inc. and the powerful Newport brand. At the time of writing this letter, we’re still awaiting a decision on the proposed transaction by the U.S. Federal Trade Commission, and we remain confident that the deal will close in the first half of this year.

As you know, our shareholders overwhelmingly approved our acquisition plan in January of this year – clearly, you agree that it represents a compelling strategic move for RAI, and one that we believe will mark the next stage of growth for our company. We look forward to giving you more details about our transition plans once the transaction has closed. In the meantime, our companies continue to make headway in their businesses, while leading the transformation of the tobacco industry.

We’re happy to report that 2014 was a very successful year for RAI and our companies. That performance allowed us to deliver an excellent total shareholder return of almost 35 percent for the year, which included an increase in our quarterly cash dividend of 6.3 percent. Details on RAI’s financial results, reflecting substantial investment on the expansion of VUSE Digital Vapor Cigarettes and equity-building initiatives on our companies’ other key brands, are contained in our year-end earnings release, which can be found at www.reynoldsamerican.com.

RAI’s strong results were driven by progress at our reportable business segments in both their marketplace and financial performance. Core profitability improved across the board, and operating companies’ key brands did extremely well in a competitive environment. Our companies benefited from some favorable tailwinds in 2014, such as lower MSA cost and the end of the federal tobacco-quota buyout, but their success really boiled down to the efforts of their talented and dedicated employees and their effective execution of business strategies, keen eye on efficiencies and superior consumer and trade marketing engagement.

We’d like to highlight two major business factors that are driving our growth: the momentum on our companies’ key brands and progress in creating meaningful revenue streams with innovative new products for an evolving marketplace.

R.J. Reynolds Tobacco Company’s iconic Camel brand achieved a cigarette market share of more than 10 percent in 2014, its highest share in decades and up by more than 50 percent since RAI was formed in 2004. The brand’s latest expansion, Camel White, features an innovative, two-piece inset filter and will be offered in 21 western states this April. Santa Fe Natural Tobacco Company’s unique super-premium cigarette brand, Natural American Spirit, had another great year, with market share now approaching two share points. Natural American Spirit, now a Top 10 brand, grew share in all 50 states, and it still has plenty of room to grow. We’re very pleased to note that Camel and Natural American Spirit were the only premium-priced cigarette brands that grew market share last year.

R.J. Reynolds’s Pall Mall remained the number one brand in the cigarette value category, with a market share of more than 9 percent in 2014. In line with the company’s desire to provide Pall Mall consumers with “genuinely more,” the brand received a packaging upgrade with a premium look and feel.

American Snuff Company’s Grizzly moist-snuff brand also performed well in a highly competitive environment, capturing more than 31 percent of the moist-snuff market in 2014. Grizzly holds the top spot in the two fastest growing segments of the category – wintergreen and pouch. American Snuff is investing in the brand’s equity, and Grizzly Dark Wintergreen was recently expanded nationally.

Camel SNUS – a convenient smoke-free option for adult tobacco consumers considering alternatives to traditional cigarettes – turned in a steady performance, with a share of almost 80 percent of the U.S. snus market for the year.

Our companies are also advancing exciting innovations that are driving not only our transformation of the tobacco industry, but also our sustainable long-term growth. R.J. Reynolds Vapor Company’s VUSE brand recently completed its successful national expansion and is now available in about 100,000 retail outlets. VUSE, the only e-cigarette designed and assembled in the U.S., holds the number one position in the convenience gas retail channel. REVO, R.J. Reynolds’s “unconventional cigarette” that uses heat-not-burn technology, was distributed with full marketing support in Wisconsin early this year. Niconovum USA’s nicotine replacement therapy gum, ZONNIC, expanded nationally last year, and the brand is now available in about 18,000 retail outlets. That expansion is continuing this year.

Sustainability in all its forms remained a key focus across our companies in 2014, and we’re pleased to report that RAI was again selected to the Dow Jones Sustainability North America Index. A summary of our 2014 sustainability initiatives will be available on Reynolds American’s website later this year.

Our companies also continue to meet their compliance obligations in the evolving regulatory environment, while maintaining their ability to compete effectively in the marketplace. We strongly believe that tobacco products should be regulated in a manner designed to achieve significant and measurable harm reduction.

So, as you can see, 2014 was a very eventful year, and a highly successful one. We have momentum in our favor that will help us navigate the inevitable challenges that lie ahead, and we’re more than ready to take the next step-change in our growth with the acquisition of Lorillard.

On behalf of RAI, our companies and our employees, we thank you for your support.

Sincerely,

Thomas C. Wajnert	Susan M. Cameron
Chairman of the Board	President and CEO

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication that are not historical in nature, including any statements as to regulatory approvals and the expected timing, completion and effects of the proposed merger, the divestiture, the share purchase and related transactions, collectively, referred to as the Proposed Transactions, constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication, and in any documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the Proposed Transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements or could result in the failure of the Proposed Transactions to be consummated or, if consummated, could have an adverse effect on the results of operations, cash flows and financial position of RAI, are the following: the failure to obtain necessary regulatory or other approvals for the Proposed Transactions, or if obtained, the possibility of being subjected to conditions that could reduce the expected synergies and other benefits of the Proposed Transactions, result in a material delay in, or the abandonment of, the Proposed Transactions or otherwise have an adverse effect on RAI; the obligation to complete the Proposed Transactions even if financing is not available or is available on terms other than those currently anticipated, including financing less favorable to RAI than its current facilities, due to the absence of a financing condition in connection with the Proposed Transactions; the obligation to complete the Proposed Transactions even if there are adverse governmental developments with respect to menthol in cigarettes, and, once completed, the effect of such adverse governmental developments on RAI’s subsidiaries’ sales of products that contain menthol which will represent a substantial portion of RAI’s consolidated sales; the failure to satisfy required closing conditions or complete the Proposed Transactions in a timely manner; the possibility of needing an alternative divestiture partner; the possibility of selling the transferred assets, including the brands currently expected to be divested, or which otherwise might be divested (in each case, subject to RAI’s binding obligations under the asset purchase agreement to complete the divestiture), on terms less favorable than the divestiture, due to the absence of a condition in connection with the merger that the divestiture be completed; the possibility of having to include the DORAL brand as part of the divestiture; the effect of the announcement of the Proposed Transactions on the ability to retain and hire key personnel, maintain business relationships, and on operating results and businesses generally; the effect of restrictions placed on RAI’s, Lorillard’s or their respective subsidiaries’ business activities and the limitations put on RAI’s and Lorillard’s ability to pursue alternatives to the Proposed Transactions pursuant to the merger agreement and the asset purchase agreement related to the divestiture; the possibility of delay or prevention of the Proposed

Transactions by lawsuits challenging the Proposed Transactions filed against RAI, the members of the RAI board of directors, Lorillard, the members of the Lorillard board of directors and BAT; the uncertainty of the value of the merger consideration that Lorillard shareholders will receive in the Proposed Transactions due to a fixed exchange ratio and a potential fluctuation in the market price of RAI common stock; the reliance of R. J. Reynolds Tobacco Company, referred to as RJR Tobacco, on Imperial Sub to manufacture Newport on RJR Tobacco’s behalf for a period of time after the divestiture; RAI’s obligations to indemnify Imperial Sub for specified matters and to retain certain liabilities related to the transferred assets; the possibility of RAI’s and Lorillard’s directors and officers having interests in the Proposed Transactions that are different from, or in addition to, the interests of RAI and Lorillard shareholders generally; the possibility of changes in circumstances between the date of the signing of the merger agreement and the closing of the Proposed Transactions that will not be reflected in the fairness opinions obtained by the boards of directors of RAI and Lorillard from their respective advisors; a termination of the governance agreement, referred to as the Governance Agreement, among RAI, BAT and B&W or certain provisions of it in accordance with its terms, including the limitations on B&W’s representation on the RAI board of directors and its board committees; the effect of the substantial additional indebtedness that RAI will incur in connection with the Proposed Transactions; the continuing decline in volume in the U.S. cigarette industry and RAI’s dependence on the U.S. cigarette industry; the impact of BAT’s significant beneficial ownership in RAI, the Governance Agreement and the provisions favoring BAT in the RAI articles of incorporation on RAI’s business, the RAI board of directors and other RAI shareholders; the possibility of actual results of operations, cash flows and financial position after the Proposed Transactions materially differing from the RAI unaudited pro forma condensed combined financial statements included in RAI’s Form S-4; the difference in rights provided to Lorillard shareholders under Delaware law, the Lorillard certificate of incorporation and the Lorillard by-laws, as compared to the rights Lorillard shareholders will obtain as RAI shareholders under North Carolina law, the RAI articles of incorporation, the RAI bylaws and the Governance Agreement; the failure to realize projected synergies and other benefits from the Proposed Transactions; the incurrence of significant pre- and post-transaction related costs in connection with the Proposed Transactions; and the occurrence of any event giving rise to the right of a party to terminate the Proposed Transactions. Discussions of additional risks, contingencies and uncertainties are contained in RAI’s and Lorillard’s filings with the Securities and Exchange Commission, referred to as the SEC.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, RAI is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

RAI filed with the SEC a registration statement on Form S-4 that includes the Joint Proxy Statement of RAI and Lorillard that also constitutes a Prospectus of RAI. The Registration Statement on Form S-4 was declared effective by the SEC on December 22, 2014. RAI and Lorillard commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about December 22, 2014. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY, OR ANY AMENDMENTS OR SUPPLEMENTS THERETO, WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT RAI, LORILLARD, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by RAI and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by RAI by contacting RAI Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336) 741-5165 or at RAI’s website at www.reynoldsamerican.com , and are be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336) 335-7000 or at Lorillard’s website at www.lorillard.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

RAI and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of RAI and shareholders of Lorillard in respect of the Proposed Transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of RAI and shareholder of Lorillard in connection with the Proposed Transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. Information regarding RAI’s directors and executive officers is contained in RAI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is filed with the SEC.